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                                                                Exhibit 20.3
FOR IMMEDIATE RELEASE




        John Murphy to Join Thomas & Betts as CFO



MEMPHIS, Tenn., February 15, 2000 -- Thomas & Betts Corporation (NYSE:TNB) announced today that John P. Murphy will join the company as senior vice president and chief financial officer effective late March. Murphy replaces Fred R. Jones, who is retiring as CFO.

Murphy, 52, has been senior vice president and chief financial officer of Johns Manville Corporation since 1997. Prior to joining Johns Manville Corporation, a leading manufacturer and marketer of premium-quality building products, Murphy was vice president and chief financial officer of Goulds Pumps, Inc., a leading worldwide pump manufacturer, from 1993 until 1997.

"John joins us with the full support of our board and brings with him thirty years of successful front-line financial and general management experience. He has a record of tight accounting control, reduction of working capital and a focus on asset utilization in international manufacturing environments," said Clyde R. Moore, president and chief executive officer. "His presence will strengthen our finance organization at this critical time as we transition to business-to-business e-commerce."

Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com.